Exhibit 99.1

February 26, 2026

Globant Reports 2025 Fourth Quarter Financial Results

LUXEMBOURG / February 26, 2026 - Globant (NYSE: GLOB) today announced results for the three and twelve months ended December 31, 2025.

“Twenty-three years ago, we set out to build a company that would reinvent how technology gets created. Today, we are reinforcing that commitment. In 2025, we delivered our highest revenue and strongest free cash flow ever, while simultaneously transforming our entire delivery model. As the world shifts from experiment to implementation, our AI-native Pods present a new approach on how software is built and scaled. We are moving beyond the traditional ‘seats’ model by introducing a token-based, intelligent subscription model that offers our clients total corporate sovereignty. We aren’t just riding the AI wave; we want to re-define what the next era of professional services actually looks like,” said Martín Migoya, Globant’s CEO and co-founder.

“We are excited about what lies in the future. Our solid bookings, a pipeline exceeding $3 billion, and $20.6 million in ARR generated from our AI Pods are indicators of how we are executing our vision. These results are supported by a solid finish of the past year, with fourth-quarter revenue reaching $612.5 million, exceeding our guidance and reflecting an improvement in client sentiment. We maintained a consistent 15.5% adjusted operating margin through strong operational discipline. I am also proud of our record cash generation, achieving $152.8 million in quarterly free cash flow, the highest in our company’s history. As we begin 2026, we remain focused on maintaining our discipline to capture the opportunities in our robust pipeline,” explained Juan Urthiague, Globant’s CFO.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Fourth Quarter 2025 Financial Highlights

•	Revenues were $612.5 million, exceeding the company’s guidance and representing 4.7% year-over-year decline.
•	IFRS Gross Profit Margin was 34.9% compared to 35.7% in the fourth quarter of 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 37.6% compared to 38.3% in the fourth quarter of 2024.
•	IFRS Profit from Operations Margin was 9.7% compared to 9.1% in the fourth quarter of 2024.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.5% compared to 15.7% in the fourth quarter of 2024.
•	IFRS Diluted EPS was $0.93 compared to $0.85 in the fourth quarter of 2024.
•	Non-IFRS Adjusted Diluted EPS was $1.54 compared to $1.75 in the fourth quarter of 2024.

Full Year ended December 31, 2025 Financial Highlights

•	Revenues rose to $2,454.9 million, representing 1.6% year-over-year growth.
•	IFRS Gross Profit Margin was 35.0% compared to 35.7% for the full year 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 37.9% compared to 38.2% for the full year 2024.
•	IFRS Profit from Operations Margin was 7.0% compared to 9.3% for the full year 2024.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.2% compared to 15.4% for the full year 2024.
•	IFRS Diluted EPS was $2.29 compared to $3.72 for the full year 2024.
•	Non-IFRS Adjusted Diluted EPS was $6.14 compared to $6.40 for the full year 2024.

Other Financial Highlights for the Twelve Months ended December 31, 2025

•	Cash and cash equivalents and Short-term investments were $250.3 million as of December 31, 2025.
•	The Company invested $50.0 million during the fourth quarter under its share repurchase program. As of December 31, 2025, the Company had $75.0 million remaining for repurchase under its share repurchase authorization.
•	Globant completed the fourth quarter of 2025 with 28,773 Globers, 26,906 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter of 2025 was as follows: 53.8% from North America (top country: US), 21.1% from Latin America (top country: Argentina), 19.3% from Europe (top country: Spain) and 5.8% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the fourth quarter of 2025 represented 8.5%, 20.5% and 29.4% of revenues, respectively.
•	During the twelve months ended December 31, 2025, Globant served a total of 944 customers (with revenues over $100,000 in the last twelve months), with 336 accounts generating more than $1 million of annual revenues, compared to 346 for the same period one year ago.
•	In terms of currencies, 64.0% of Globant’s revenues for the fourth quarter of 2025 were denominated in US dollars.

2026 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2026:

•	First quarter 2026 Revenues are estimated to be in the range of $598 million to $604 million, representing a 2.1% to 1.2% year-over-year decline. This outlook includes a positive FX impact of 150 basis points.
•	First quarter 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.0% to 15.0%.
•	First quarter 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of 1.44 to 1.54 (assuming an average of 43.7 million diluted shares outstanding during the first quarter).
•	Fiscal year 2026 Revenues are estimated to be in the range of $2,460 million to $2,510 million, implying 0.2% to 2.2% year-over-year revenue growth. This expected growth includes a positive FX impact of 100 basis points.
•	Fiscal year 2026 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 14.0% to 15.0%.
•	Fiscal year 2026 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.10 to $6.50 (assuming an average of 44.2 million diluted shares outstanding during 2026).

1 Represents Asia, Oceania and the Middle East.

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available in the Investor Relations section of Globant’s website. Martin Migoya, Chief Executive Officer and co-founder, Diego Tártara, Chief Technology Officer, Juan Urthiague, Chief Financial Officer, and Fernando Matzkin, Chief Revenue Officer, will discuss the results in a video conference call and a live Q&A session beginning today at 4:30 pm ET.

Video conference call access information is:

https://more.globant.com/F4Q25EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we help organizations thrive in a digital and AI-powered future. Our industry-focused solutions combine technology and creativity to accelerate enterprise transformation and design experiences customers demand. Through digital reinvention, our subscription-based AI Pods, and Globant Enterprise AI platform, we turn challenges into measurable business results and promised savings into real impact.

We have more than 28,700 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, business optimization costs, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2025 and December 31, 2024 and its consolidated statements of comprehensive income for the three months and years ended December 31, 2025 and 2024, prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, business optimization costs, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve months ended		Three Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenues	2,454,877	2,415,689	612,469	642,483
Cost of revenues	(1,595,586)	(1,552,322)	(398,808)	(413,161)
Gross profit	859,291	863,367	213,661	229,322

Selling, general and administrative expenses	(629,332)	(632,995)	(156,427)	(172,118)
Net impairment losses on financial assets	(7,571)	(6,970)	986	2,024
Business Optimization Costs	(51,990)	—	—	—
Other operating income and expenses,	1,334	2,016	1,334	(722)
Profit from operations	171,732	225,418	59,554	58,506

Finance income	5,526	5,303	2,151	1,427
Finance expense	(40,608)	(32,202)	(10,003)	(11,666)
Other financial results, net	3,247	6,064	591	(1,277)
Financial results, net	(31,835)	(20,835)	(7,261)	(11,516)

Share of results of investment in associates	110	222	83	61
Other income and expenses, net	(862)	5,624	3,817	(518)
Profit before income tax	139,145	210,429	56,193	46,533

Income tax	(35,189)	(41,426)	(13,196)	(7,025)
Net income for the period	103,956	169,003	42,997	39,508

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	70,225	(86,110)	(10,455)	(65,652)
- Net change in fair value on financial assets measured at FVOCI	(21,286)	1,959	(15,488)	940
- Gains and losses on cash flow hedges	9,116	(14,142)	(523)	(1,374)
Total comprehensive income for the period	162,011	70,710	16,531	(26,578)

Net income attributable to:
Owners of the Company	102,918	165,732	41,564	38,408
Non-controlling interest	1,038	3,271	1,433	1,100
Net income for the period	103,956	169,003	42,997	39,508

Total comprehensive income for the period attributable to:
Owners of the Company	154,953	63,024	15,388	(31,840)
Non-controlling interest	7,058	7,686	1,143	5,262
Total comprehensive income for the period	162,011	70,710	16,531	(26,578)
Earnings per share
Basic	2.33	3.82	0.94	0.88
Diluted	2.29	3.72	0.93	0.85
Weighted average of outstanding shares (in thousands)
Basic	44,228	43,402	44,057	43,859
Diluted	45,005	44,589	44,833	45,046

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2025 and December 31, 2024

(In thousands of U.S. dollars, unaudited)

	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	243,742	142,093
Investments	6,594	13,992
Trade receivables	577,673	605,002
Other assets	35,117	20,420
Other receivables	84,405	53,939
Other financial assets	6,226	3,100
Total current assets	953,757	838,546

Non-current assets
Investments	2,489	2,212
Other assets	4,424	4,750
Other receivables	49,496	40,784
Deferred tax assets	91,065	80,811
Investment in associates	1,727	1,648
Other financial assets	29,930	41,403
Property and equipment	137,331	154,755
Intangible assets	345,951	378,024
Right-of-use asset	100,542	122,884
Goodwill	1,601,523	1,483,443
Total non-current assets	2,364,478	2,310,714
TOTAL ASSETS	3,318,235	3,149,260

LIABILITIES
Current liabilities
Trade payables	112,590	114,743
Payroll and social security taxes payable	203,395	239,440
Borrowings	19,666	1,601
Other financial liabilities	169,605	77,976
Lease liabilities	28,511	29,736
Tax liabilities	33,205	36,916
Income tax payable	10,730	6,520
Other liabilities	2,591	231
Total current liabilities	580,293	507,163

Non-current liabilities
Trade payables	3,684	2,006
Borrowings	347,040	290,935
Other financial liabilities	90,499	168,163
Lease liabilities	78,428	87,887
Deferred tax liabilities	30,906	29,776
Income tax payable	1,428	6,625
Payroll and social security taxes payable	2,358	5,187
Contingent liabilities	21,963	18,169
Total non-current liabilities	576,306	608,748
TOTAL LIABILITIES	1,156,599	1,115,911

Capital and reserves
Issued capital	52,604	52,837
Additional paid-in capital	1,167,979	1,193,029
Other reserves	(92,721)	(144,756)
Retained earnings	965,739	862,821
Total equity attributable to owners of the Company	2,093,601	1,963,931
Non-controlling interests	68,035	69,418
Total equity	2,161,636	2,033,349
TOTAL EQUITY AND LIABILITIES	3,318,235	3,149,260

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	December 31, 2025	December 31, 2024
Net Income for the period	42,997	39,508
Non-cash adjustments, taxes and others	58,506	56,881
Changes in working capital	70,013	40,934
Cash flows from operating activities	171,516	137,323
Capital expenditures	(18,732)	(36,167)
Cash flows from investing activities	(12,022)	(236,732)
Cash flows from financing activities	(78,060)	45,986
Net increase/decrease in cash & cash equivalents	81,434	(53,423)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Reconciliation of adjusted gross profit
Gross profit	859,291	863,367	213,661	229,322
Depreciation and amortization expense	44,719	36,034	11,263	10,619
Share-based compensation expense - Equity settled	27,279	23,937	5,115	5,927
Adjusted gross profit	931,289	923,338	230,039	245,868
Adjusted gross profit margin	37.9%	38.2%	37.6%	38.3%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(629,332)	(632,995)	(156,427)	(172,118)
Depreciation and amortization expense	116,422	100,181	27,963	25,430
Share-based compensation expense - Equity settled	50,453	58,833	13,241	16,111
Acquisition-related charges (a)	21,300	28,733	5,343	11,503
Adjusted selling, general and administrative expenses	(441,157)	(445,248)	(109,880)	(119,074)
Adjusted selling, general and administrative expenses as % of revenues	(18.0)%	(18.4)%	(17.9)%	(18.5)%

Reconciliation of adjusted profit from operations
Profit from operations	171,732	225,418	59,554	58,506
Share-based compensation expense - Equity settled	77,732	82,770	18,356	22,038
Acquisition-related charges (a)	71,818	63,231	17,115	20,563
Business optimization costs (b)	51,990	—	—	—
Adjusted profit from operations	373,272	371,419	95,025	101,107
Adjusted profit from operations margin	15.2%	15.4%	15.5%	15.7%

Reconciliation of net income for the period
Net income for the period	102,918	165,732	41,564	38,408
Share-based compensation expense - Equity settled	76,529	82,618	17,656	22,000
Acquisition-related charges (a)	97,334	71,895	18,598	30,561
Business optimization costs (b)	50,876	—	—	—
Tax effect of non-IFRS adjustments	(51,426)	(34,819)	(8,874)	(12,303)
Adjusted net income	276,231	285,426	68,944	78,666
Adjusted net income margin	11.3%	11.8%	11.3%	12.2%

Calculation of adjusted diluted EPS
Adjusted net income	276,231	285,426	68,944	78,666
Diluted shares	45,005	44,589	44,833	45,046
Adjusted diluted EPS	6.14	6.40	1.54	1.75

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	One-time charges for the three and twelve months ended December 31, 2025 related to the Company’s Business Optimization Program initiated in April 2025. These charges, primarily related to workforce resizing and office reductions, have been excluded from non-IFRS results as these are one-time and unusual in nature.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Total Employees	31,280	31,102	30,084	29,020	28,773
IT Professionals	29,198	29,022	28,097	27,123	26,906

North America Revenues %	55.2	55.5	54.1	53.8	53.8
Latin America Revenues %	20.4	19.6	19.7	19.9	21.1
Europe Revenues %	17.7	18.2	19.6	19.4	19.3
New Markets Revenues %	6.7	6.7	6.6	6.9	5.8

USD Revenues %	64.8	67.2	64.1	63.2	64.0
Other Currencies Revenues %	35.2	32.8	35.9	36.8	36.0

Top Customer %	9.1	8.8	8.6	8.7	8.5
Top 5 Customers %	19.8	20.0	20.3	20.7	20.5
Top 10 Customers %	29.3	29.1	29.3	29.5	29.4

Customers Served (Last Twelve Months)*	1,012	1,004	981	978	944
Customers with >$1M in Revenues (Last Twelve Months)	346	341	339	339	336

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant